SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    Under the Securities Exchange Act of 1934


                        INTERCONTINENTAL LIFE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $0.22 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    458593100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               THEODORE A. FLERON
                        FINANCIAL INDUSTRIES CORPORATION
                      6500 RIVER PLACE BLVD., BUILDING ONE
                               AUSTIN, TEXAS 78730
                                 (512) 404-5000
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                JANUARY 17, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]


                         (Continued on following pages)

45227.0004

------------------------------------------------                                               ------------------
CUSIP No. 458593100                                                  13D                               Page 2
------------------------------------------------                                               ------------------
---------- ------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               FINANCIAL INDUSTRIES CORPORATION
---------- ------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [X]

---------- ------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
              N/A
---------- ------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                            [ ]

---------- ------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           TEXAS
--------------------------------------------------- --------- ---------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  3,590,292
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ---------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              342,400
--------------------------------------------------- --------- ---------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              3,590,292
--------------------------------------------------- --------- ---------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              342,400
---------- ------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,932,692
---------- ------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                          [ ]

---------- ------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           48.4%
---------- ------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           HC, CO
---------- ------------------------------------------------------------------------------------------------------


* THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
(II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED
OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.



                                       2

------------------------------------------------                                               ------------------
CUSIP No. 458593100                                                  13D                              Page 3
------------------------------------------------                                               ------------------

---------- ------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               FAMILY LIFE INSURANCE COMPANY
---------- ------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [X]

---------- ------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
              N/A
---------- ------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                          [ ]

---------- ------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                WASHINGTON
--------------------------------------------------- --------- ---------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  0
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ---------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              342,400
--------------------------------------------------- --------- ---------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              0
--------------------------------------------------- --------- ---------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              342,400
---------- ------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           342,400
---------- ------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                          [ ]

---------- ------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           4.2%
---------- ------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO, IC
---------- ------------------------------------------------------------------------------------------------------


* THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
(II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

ITEM 1.              SECURITY AND ISSUER

           The class of equity securities to which this Schedule 13D (this "Statement") relates is the Common Stock par value $0.22 per share (the "Common Stock"), of InterContinental Life Corporation (the "Company"). The address of the Company's principal executive offices is 6500 River Place Blvd., Building One, Austin, Texas 78730.

ITEM 2.              IDENTITY AND BACKGROUND

           (a) - (c) Financial Industries Corporation, a Texas corporation ("FIC"), is located at 6500 River Place Blvd., Building One, Austin, Texas 78730.

           Family Life Insurance Company, a Washington corporation ("Family Life"), with its statutory office at 2101 4th Ave., Suite 700, Seattle, Washington 98121 and its administrative office located at 6500 River Place Blvd., Building One, Austin, Texas 78730.

           A list of the directors and executive officers of FIC is attached hereto as Exhibit 1 in response to Item 2(a)-(c). A list of the executive officers and directors of Family Life is attached hereto as Exhibit 2 in response to Item 2(a)-(c).

           (d) Neither FIC, Family Life nor any of the directors or executive officers of FIC or Family Life have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) Neither FIC, Family Life nor any of the directors or executive officers of FIC or Family Life have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

           (f) Each of the directors and executive officers of FIC and Family Life is a citizen of the United States of America.

ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           In January 1985, FIC purchased approximately 26.53% of the Company's Common Stock from former officers, directors and founding shareholders of the Company. From 1985 to 1987, FIC acquired the additional shares that it now owns by way of open market purchases and the exercise of options in December 1987 which were previously granted by the Company to FIC. Such shares have been held continuously since 1987 and have been reported in each of FIC's and the Company's periodic reports filed with the Securities and Exchange Commission. The consideration for the shares which were acquired by FIC pursuant to the option agreement with the Company consisted of a cash payment in the amount of $790,000 and the acknowledgement by FIC of the satisfaction of certain indebtedness owed to FIC by the Company in the amount of $1.2 million. The funds used to acquire stock of the Company in the open market came from the operations of FIC.

ITEM 4.              PURPOSE OF TRANSACTION

                   On January 18, 2001, FIC and the Company jointly announced a definitive agreement pursuant to which FIC will acquire the remaining 51.6% of the Company's Common Stock. The transaction is subject to the approval of certain maters by the shareholders of the Company and FIC. The terms of the definitive agreement (filed as Exhibit 3 hereto) are incorporated herein by reference.

ITEM 5.              INTEREST IN SECURITIES OF ISSUER

                  (a) FIC may be deemed to beneficially own 3,932,692 shares or 48.4% of the Company's issued and outstanding Common Stock. Of such shares, FIC has sole voting and dispositive power with respect to 3,590,292 shares, and shared voting and dispositive power with respect to 342,400 shares as a result of the relationship described in (b) below.

                  Family Life may be deemed to beneficially own 342,400 shares or 4.2% of the Company's issued and outstanding Common Stock. Of such shares, Family Life has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 342,400 shares as a result of the relationship described in (b) below.

                  (b) Of the 3,590,292 shares for which FIC has sole voting and dispositive power, 3,590,292 shares are held of record by FIC. Of the 342,400 shares for which FIC has shared voting and dispositve power, 342,400 shares are owned of record by Family Life, a subsidiary of FIC.

                  (c)  Not applicable.

                  (d) Neither FIC nor Family Life is aware of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities reported herein.

                   (e)  Not applicable.

ITEM 6.

                     The matters set forth in Item 4 above are incorporated in this Item 6 by reference as if fully set forth herein.

ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS

1                 Executive Officer and Director List for FIC in response to
                  Item 2(a)-(c).*

2 Executive Officer and Director List for Family Life in response to Item 2(a)-(c).*

3 Agreement and Plan of Merger, dated as of January 17, 2001, among the Company, FIC and ILCO Acquisition Company.**


------------------
*  Filed herewith

** Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated January 22, 2001 filed by FIC).

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 23, 2001                      FINANCIAL INDUSTRIES CORPORATION
----------------
     Date                             By: /s/ James M. Grace
                                          ------------------------------------
                                          Name: James M. Grace
                                          Title: Vice President and Treasurer

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 23, 2001                   FAMILY LIFE INSURANCE COMPANY
----------------
     Date                          By: /s/ James M. Grace
                                       ---------------------------------------
                                       Name: James M. Grace
                                       Title: Executive Vice President
                                              and Chief Financial Officer

                                 EXHIBIT INDEX


    Exhibit No.                         Description
    -----------                         -----------

         1        Executive Officer and Director List for FIC in response to
                  Item 2(a)-(c).*

         2 Executive Officer and Director List for Family Life in response to Item 2(a)-(c).*

         3 Agreement and Plan of Merger, dated as of January 17, 2001, among the Company, FIC and ILCO Acquisition Company.**


------------------
*  Filed herewith

** Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated January 22, 2001 filed by FIC).
















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